EXHIBIT 99.1

Brookfield Renewable Reports Record First Quarter Results

All amounts in U.S. dollars unless otherwise indicated

BROOKFIELD, News, May 01, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) (“Brookfield Renewable Partners”, "BEP") today reported financial results for the three months ended March 31, 2026.

“We had a strong start to the year, delivering record financial results, advancing our growth priorities and strengthening our balance sheet. The quarter was highlighted by our acquisition of Boralex, a global, listed renewable platform with a significant operating base and a large, de-risked development pipeline that complements our existing business and where we are uniquely positioned to accelerate growth and create value,” said Connor Teskey, CEO of Brookfield Renewable.

He added, “We also continue to increase our development activities, advance key workstreams to support new nuclear deployment at Westinghouse, and scale our capital recycling strategy, agreeing to sell nearly $3 billion of assets this quarter alone. Growing energy demand is now occurring alongside a renewed focus on energy security. In an environment with strong demand for low-cost, quick to market, and increasingly locally sourced energy, we are well positioned to deliver sustainable long-term cash flow growth for our investors.”

	For the three months ended March 31		For the twelve months ended March 31
US$ millions (except per unit amounts), unaudited	2026	2025	2026	2025
Net Income (Loss) attributable to Unitholders	$(229)	$(197)	$(51)	$(541)
- per LP unit(1)	(0.40)	(0.35)	(0.31)	(1.01)
Funds From Operations (FFO)(2)	375	315	1,394	1,236
- per Unit(2)(3)	0.55	0.48	2.08	1.86

Brookfield Renewable reported record FFO of $375 million or $0.55 per unit, up 19% or 15% per unit year-over-year, benefiting from our diverse global fleet, growth activities and scaling capital recycling. In the last-twelve-months Brookfield Renewable reported FFO of $1,394 or $2.08 per unit, up 12% compared to the prior year period. After deducting non-cash depreciation and other expenses, our Net loss attributable to Unitholders for the three months ended March 31, 2026 was $229 million.

Strong Operating Performance

Our business performed well this quarter, delivering strong financial results driven by our diverse global fleet, contracted, inflation-linked cash flows, recent acquisitions as well as continued growth from our scaling development activities and asset sales.

  Our hydroelectric segment delivered FFO of $210 million, up almost 30% from the prior year, supported by strong pricing and robust generation at our Canadian and Colombian fleet, as well as realized gains from the closing of the sale of a 25% interest in a non-core U.S. hydro portfolio. This was partially offset by weaker hydrology across our U.S. fleet, which was partly attributable to a colder than average winter which delayed snowmelt, shifting some generation into the second quarter.
  Our wind and solar segments generated a combined FFO of $245 million, up over 60% from the prior year, benefiting from contributions from development activities and the acquisitions of Neoen and Geronimo Power, as well as gains realized on asset sales across our Deriva and OnPath businesses, and the partial sale of our interest in CleanMax in a successful initial public offering in India.
  Our distributed energy, storage and sustainable solutions segments contributed FFO of $58 million, increasing year-over-year on a same-store basis after reflecting the sale of our distributed generation platform in the U.S. in the fourth quarter of 2025. Results were supported by strong performance from Westinghouse, which continues to deliver solid results from its core fuel and maintenance services business alongside growth from its new reactor design and engineering activities.

We are executing on our growth priorities, committing and deploying up to ~$2.2 billion (~$550 million net to Brookfield Renewable) of capital during the quarter, including agreeing to acquire a large, leading, publicly listed, renewable power operating and development platform

  We announced an agreement to acquire Boralex, a Canadian publicly listed renewable power platform with over 4,000 megawatts of operating and under construction wind, solar, hydro and battery storage assets and an ~8,000 megawatt development pipeline diversified across Canada, France, the U.S. and the U.K. The acquisition further strengthens our position in several high value markets with significant barriers to entry, including Canada, where the complementary portfolio enables us to do more in this highly attractive and growing market. The transaction reinforces our approach of acquiring scale operating platforms with attractive development pipelines where we are uniquely positioned to accelerate growth and create value using our proven playbook.
  We continue to progress key workstreams with Westinghouse and the U.S. Government to advance the development of new utility-scale reactors in the U.S. focusing on delivering long lead time equipment orders for Westinghouse’s proprietary AP1000 technology.
  During the quarter we were successful delivering ~1,800 megawatts of new capacity globally across utility scale solar, wind, distributed energy and storage, and contracted ~1,700 megawatts of development projects from our advanced pipeline. We continue to expect to deliver ~10,000 megawatts of new projects per year by 2027.

We continue to execute on our normal course asset recycling program, generating ~$2.8 billion (~$820 million net to Brookfield Renewable) in expected proceeds from signed and closed transactions at strong returns, with a robust pipeline of additional sales being advanced. Our growing portfolio across technologies and geographies provides significant flexibility to bring forward opportunities that are in demand through direct asset sales, full or partial platform sales or public market listings

  During the quarter, we signed an agreement to sell a ~2,300-megawatt portfolio of operating wind and solar assets in the U.S. through the launch of the Northview Energy platform, a partnership between BCI, Norges Bank Investment Management and a Brookfield Fund. The transaction is expected to generate proceeds of approximately $1.3 billion (~$315 million net to Brookfield Renewable). We also established a framework to sell an incremental up to $1.5 billion of assets to the platform, advancing our strategy of scaling asset recycling in a programmatic and recurring manner while continuing to support the growth of our development platforms. We are currently progressing similar initiatives across our global platform.
  We completed the IPO of CleanMax during the quarter, selling approximately half of our interest and realizing ~$185 million of proceeds (~$40 million net to Brookfield Renewable). With the IPO we have returned all of our initial invested capital while retaining an approximate 20% ownership stake in the business (4% net to Brookfield Renewable) and generated a ~25% IRR to date while maintaining exposure to the platform’s long-term growth trajectory.
  Agreed to sell our remaining 50% interest in a portfolio of non-core U.S. hydro assets, crystallizing significant value created under our ownership and fully monetizing the investment. This follows the initial 50% stake sale announced in the third quarter last year at the same valuation. Total proceeds upon closing are expected to be ~$1 billion (~$500 million net to Brookfield Renewable).
  We closed a previously announced sale of a portfolio of operating solar assets in the U.S. from our Deriva platform, generating ~$400 million (~$70 million net to Brookfield Renewable) in proceeds, securing strong returns and generating significant capital to redeploy into further growth.

We are continuing to strengthen our balance sheet and liquidity position, opportunistically executing financings across our business

  We ended the quarter with over $4.7 billion of available liquidity, providing substantial flexibility to deploy capital into growth opportunities. During the quarter, we completed almost $4 billion of financings across our platform, reflecting our continued strong access to the capital markets.
  The quarter was highlighted by the opportunistic issuance of C$500 million of 30-year notes at a fixed rate of 5.2%, representing the tightest new issue spread we have ever achieved, extending our debt maturity profile while maintaining our investment grade rating. With this issuance we now have an average maturity on our corporate level debt of approximately 14-years, representing the longest average corporate maturity in our history. We also progressed re-contracting initiatives on a scale portfolio of hydro assets in Ontario, which once signed, we expect will support significant upfinancings that we plan to execute during 2026.
  During the quarter we launched our BEPC at-the-market equity issuance program with proceeds from the issuance of shares used for the repurchase of BEP units on a one-for-one basis under our existing normal course issuer bid. In the first quarter we issued ~2.8 million BEPC shares and repurchased the same number of BEP units resulting in ~$27 million of realized cash gains.

BEP and BEPC Structure

  We have recently begun exploring whether a single combined corporate structure would be the best path forward. The goal is to determine if, on a tax-free basis, we can create a single corporate security that would enhance liquidity, increase index inclusion and create value for our investors.

Distribution Declaration

The next quarterly distribution in the amount of $0.392 per LP unit, is payable on June 30, 2026 to unitholders of record as at the close of business on May 29, 2026. In conjunction with the Partnership’s distribution declaration, the Board of Directors of BEPC has declared an equivalent quarterly dividend of $0.392 per share, also payable on June 30, 2026 to shareholders of record as at the close of business on May 29, 2026.

The quarterly dividends on BEP's preferred shares and preferred LP units have also been declared.

Conference Call and Quarterly Earnings Details

Investors, analysts and other interested parties can access Brookfield Renewable’s First Quarter 2026 Results as well as Supplemental Information on Brookfield Renewable’s website.

To participate in the Conference Call on May 1, 2026 at 9:00 a.m. ET, please pre-register at https://register-conf.media-server.com/register/BI382eead8b05a4d8eb2665d04b30612c3

Upon registering, you will be emailed a dial-in number and unique PIN. The Conference Call will also be Webcast live at https://edge.media-server.com/mmc/p/oghnzkv5

Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed energy company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management.

Please note that Brookfield Renewable’s previous audited annual and unaudited quarterly reports filed with the U.S. Securities and Exchange Commission (“SEC”) and securities regulators in Canada, are available on our website at https://bep.brookfield.com, on SEC’s website at http://www.sec.gov and on SEDAR+’s website at www.sedarplus.ca. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

Contact information:
Media:	Investors:
Simon Maine	Alex Jackson
Managing Director – Communications	Vice President – Investor Relations
+44 (0)7398 909 278	(416)-484-8525
simon.maine@brookfield.com	alexander.jackson@brookfield.com

Brookfield Renewable Partners L.P.
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	March 31		December 31
	2026		2025
Assets
Cash and cash equivalents		$2,124		$2,093
Trade receivables and other financial assets(4)		9,041		8,458
Equity-accounted investments		3,711		4,087
Property, plant and equipment, at fair value and Goodwill		75,549		76,475
Deferred income tax and other assets(5)		7,816		7,588
Total Assets		$98,241		$98,701

Liabilities
Corporate borrowings(6)		$4,825		$3,686
Borrowings which have recourse only to assets they finance(7)		31,775		31,206
Accounts payable and other liabilities(8)		17,009		19,440
Deferred income tax liabilities		9,390		9,395

Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	$25,114		$24,164
General partnership interest in a holding subsidiary held by Brookfield	48		52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,368		2,524
BEPC exchangeable shares and class A.2 exchangeable shares	2,221		2,330
Preferred equity	555		563
Perpetual subordinated notes	737		737
Preferred limited partners' equity	506		634
Limited partners' equity	3,693	35,242	3,970	34,974
Total Liabilities and Equity		$98,241		$98,701

Brookfield Renewable Partners L.P.
Consolidated Statements of Operating Results
FOR THE PERIODS ENDED MARCH 31	Three Months Ended
UNAUDITED (MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenues	$1,514	$1,580
Other income	138	170
Direct operating costs(9)	(779)	(675)
Management service costs	(73)	(49)
Interest expense	(639)	(609)
Share of earnings (losses) from equity-accounted investments	21	(16)
Foreign exchange and financial instrument gain	220	249
Depreciation	(548)	(583)
Other	(184)	(261)
Income tax (expense) recovery
Current	(12)	41
Deferred	47	45
Net loss	$(295)	$(108)
Net (loss) income attributable to preferred equity, preferred limited partners' equity, perpetual subordinated notes and non-controlling interests in operating subsidiaries	$(66)	$89
Net loss attributable to Unitholders	(229)	(197)
Basic and diluted loss per LP unit	$(0.40)	$(0.35)

Brookfield Renewable Partners L.P.
Consolidated Statements of Cash Flows

FOR THE PERIODS ENDED MARCH 31	Three Months Ended
UNAUDITED (MILLIONS)	2026	2025
Operating activities
Net loss	$(295)	$(108)
Adjustments for the following non-cash items:
Depreciation	548	583
Unrealized foreign exchange and financial instrument gain	(218)	(188)
Share of (earnings) losses from equity-accounted investments	(21)	16
Deferred income tax recovery	(47)	(45)
Other non-cash items	187	71
	154	329
Net change in working capital and other(10)	(3)	58
	151	387
Financing activities
Net corporate borrowings	359	307
Corporate credit facilities, net	200	(240)
Non-recourse borrowings, commercial paper, and related party borrowings, net	(773)	2,308
Capital contributions from participating non-controlling interests – in operating subsidiaries, net	1,832	368
Issuance of equity instruments and related costs	115	—
Redemption and repurchase of limited partner equity	(87)	(27)
Redemption and repurchase of preferred equity instruments	(128)	—
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	(433)	(243)
To unitholders of Brookfield Renewable or BRELP	(315)	(283)
	770	2,190
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	—	(2,743)
Investment in property, plant and equipment	(1,258)	(1,546)
Disposal of associates and other assets	616	457
Restricted cash and other	(216)	41
	(858)	(3,791)
Cash and cash equivalents
Increase (decrease)	63	(1,214)
Foreign exchange (loss) gain on cash	(3)	56
Net change in cash classified within assets held for sale	(29)	(22)
Balance, beginning of period	2,093	3,135
Balance, end of period	$2,124	$1,955

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	5,366	5,015	5,518	5,037	$485	$413	$341	$261	$210	$163
Wind	2,270	2,397	2,509	2,570	160	165	163	129	119	86
Utility-scale solar	1,033	946	1,179	1,139	97	96	157	95	126	63
Distributed energy & storage	213	312	128	253	44	53	37	122	28	114
Sustainable solutions	—	—	—	—	153	130	41	22	30	12
Corporate	—	—	—	—	—	—	17	(4)	(138)	(123)
Total	8,882	8,670	9,334	8,999	$939	$857	$756	$625	$375	$315

PROPORTIONATE RESULTS FOR THE TWELVE MONTHS ENDED MARCH 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the twelve months ended March 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(2)		FFO(2)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	18,902	17,266	20,901	19,796	$1,679	$1,450	$1,103	$870	$654	$481
Wind	8,279	8,545	9,475	9,674	591	624	515	639	336	483
Utility-scale solar	4,846	3,938	5,739	4,660	470	419	556	469	408	351
Distributed energy & storage	1,342	1,407	1,157	1,139	252	228	419	308	367	266
Sustainable solutions	—	—	—	—	632	507	217	152	179	122
Corporate	—	—	—	—	—	—	19	20	(550)	(467)
Total	33,369	31,156	37,272	35,269	$3,624	$3,228	$2,829	$2,458	$1,394	$1,236

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2026:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$(61)	$(82)	$(111)	$(20)	$117	$(138)	$(295)
Add back or deduct the following:
Depreciation	180	193	120	55	—	—	548
Deferred income tax (recovery) expense	(8)	(19)	(3)	(1)	2	(18)	(47)
Foreign exchange and financial instrument loss (gain)	58	(57)	(114)	(12)	(92)	(3)	(220)
Other(11)	91	81	185	34	13	38	442
Management service costs	—	—	—	—	—	73	73
Interest expense	238	170	143	22	1	65	639
Current income tax expense (recovery)	7	3	3	(1)	—	—	12
Amount attributable to equity-accounted investments and non-controlling interests(12)	(164)	(126)	(66)	(40)	—	—	(396)
Adjusted EBITDA attributable to Unitholders	$341	$163	$157	$37	$41	$17	$756

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the three months ended March 31, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$74	$(105)	$(103)	$118	$24	$(116)	$(108)
Add back or deduct the following:
Depreciation	159	221	134	57	12	—	583
Deferred income tax (recovery) expense	(3)	(30)	(26)	22	—	(8)	(45)
Foreign exchange and financial instrument loss (gain)	2	(133)	(79)	(8)	(36)	5	(249)
Other(11)	27	167	149	6	2	10	361
Management service costs	—	—	—	—	—	49	49
Interest expense	181	196	129	48	1	54	609
Current income tax expense (recovery)	31	(1)	8	(81)	—	2	(41)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(210)	(186)	(117)	(40)	19	—	(534)
Adjusted EBITDA attributable to Unitholders	$261	$129	$95	$122	$22	$(4)	$625

RECONCILIATION OF NON-IFRS MEASURES (cont'd)

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended March 31, 2026:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$85	$(69)	$(291)	$346	$971	$(517)	$525
Add back or deduct the following:
Depreciation	687	850	564	258	31	—	2,390
Deferred income tax (recovery) expense	(43)	(202)	(146)	75	3	(54)	(367)
Foreign exchange and financial instrument loss (gain)	25	(421)	(483)	(249)	(300)	23	(1,405)
Other(11)	204	246	590	518	(566)	70	1,062
Management service costs	—	—	—	—	—	247	247
Interest expense	846	668	542	178	4	249	2,487
Current income tax expense (recovery)	52	14	62	(325)	—	1	(196)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(753)	(571)	(282)	(382)	74	—	(1,914)
Adjusted EBITDA attributable to Unitholders	$1,103	$515	$556	$419	$217	$19	$2,829

The following table reflects Adjusted EBITDA and provides a reconciliation from Net income (loss) to Adjusted EBITDA for the twelve months ended March 31, 2025:

(MILLIONS)	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
Net income (loss)	$202	$35	$(192)	$208	$140	$(440)	$(47)
Add back or deduct the following:
Depreciation	634	816	452	170	19	—	2,091
Deferred income tax (recovery) expense	(3)	(25)	(19)	26	4	(45)	(62)
Foreign exchange and financial instrument (gain) loss	(86)	(259)	(261)	(215)	(190)	2	(1,009)
Other(11)	92	280	554	208	33	88	1,255
Management service costs	—	—	—	—	—	208	208
Interest expense	751	576	399	175	12	208	2,121
Current income tax expense (recovery)	83	(16)	(77)	(218)	—	(1)	(229)
Amount attributable to equity-accounted investments and non-controlling interests(12)	(803)	(768)	(387)	(46)	134	—	(1,870)
Adjusted EBITDA attributable to Unitholders	$870	$639	$469	$308	$152	$20	$2,458

RECONCILIATION OF NON-IFRS MEASURES (cont'd)

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures or financial data. Net income is reconciled to Funds From Operations:

FOR THE PERIODS ENDED MARCH 31	Three Months Ended		Twelve Months Ended
UNAUDITED (MILLIONS)	2026	2025	2026	2025
Net (loss) income	$(295)	$(108)	$525	$(47)
Add back or deduct the following:
Depreciation	548	583	2,390	2,091
Deferred income tax recovery	(47)	(45)	(367)	(62)
Foreign exchange and financial instruments gain	(220)	(249)	(1,405)	(1,009)
Other(13)	442	361	1,062	1,255
Amount attributable to equity accounted investments and non-controlling interests(14)	(53)	(227)	(811)	(992)
Funds From Operations	$375	$315	$1,394	$1,236

The following table reconciles the per Unit non-IFRS financial metrics to the most directly comparable IFRS measures or financial data. Net income per LP unit is reconciled to Funds From Operations per Unit:

FOR THE PERIODS ENDED MARCH 31	Three Months Ended		Twelve Months Ended
UNAUDITED (MILLIONS)	2026	2025	2026	2025
Basic loss per LP unit(1)	$(0.40)	$(0.35)	$(0.31)	$(1.01)
Adjusted for proportionate share of:
Depreciation	0.39	0.43	1.71	1.58
Deferred income tax recovery	(0.05)	(0.06)	(0.46)	(0.12)
Foreign exchange and financial instruments (gain) loss	(0.08)	0.01	(0.21)	(0.34)
Other(15)	0.69	0.45	1.35	1.75
Funds From Operations per Unit(3)	$0.55	$0.48	$2.08	$1.86

BROOKFIELD RENEWABLE CORPORATION
REPORTS FIRST QUARTER RESULTS

All amounts in U.S. dollars unless otherwise indicated

The Board of Directors of Brookfield Renewable Corporation ("BEPC" or our "company") (NYSE, TSX: BEPC) today has declared a quarterly dividend of $0.392 per class A exchangeable subordinate voting share of BEPC (a "Share"), payable on June 30, 2026 to shareholders of record as at the close of business on May 29, 2026. This dividend is identical in amount per share and has identical record and payment dates to the quarterly distribution announced today by BEP on BEP's LP units.

The Shares of BEPC are structured with the intention of being economically equivalent to the non-voting limited partnership units of Brookfield Renewable Partners L.P. ("BEP" or the "partnership") (NYSE: BEP; TSX: BEP.UN). We believe economic equivalence is achieved through identical dividends and distributions on the Shares and BEP's LP units and each Share being exchangeable at the option of the holder for one BEP LP unit at any time. Given the economic equivalence, we expect that the market price of the Shares will be significantly impacted by the market price of BEP's LP units and the combined business performance of our company and BEP as a whole. In addition to carefully considering the disclosures made in this news release in its entirety, shareholders are strongly encouraged to carefully review BEP's continuous disclosure filings available electronically on EDGAR on the SEC's website at www.sec.gov or on SEDAR+ at www.sedarplus.ca.

For the periods ended March 31	Three Months Ended
US$ millions, unaudited	2026	2025
Select Financial Information
Net (loss) income attributable to the partnership	$(2,186)	$5
Funds From Operations (FFO)(2)	171	139

BEPC reported FFO of $171 million for the three months ended March 31, 2026, compared to $139 million in the prior year. After deducting non-cash depreciation, remeasurement of shares classified as financial liability, and other non-cash items, our Net loss attributable to the partnership for the three months ended March 31, 2026 was $2,186 million compared to net income of $5 million in the prior year. Adjusting for the remeasurement of financial liability associated with our exchangeable shares, the Net loss attributable to the partnership for the three months ended March 31, 2026 is $151 million compared to a loss of $218 million in the prior year.

BEP and BEPC Structure

We have recently begun exploring whether a single combined corporate structure would be the best path forward. The goal is to determine if, on a tax-free basis, we can create a single corporate security that would enhance liquidity, increase index inclusion and create value for our investors.

Brookfield Renewable Corporation
Consolidated Statements of Financial Position
	As of
UNAUDITED (MILLIONS)	March 31		December 31
	2026		2025
Assets
Cash and cash equivalents		$651		$682
Trade receivables and other financial assets(4)		3,561		3,230
Equity-accounted investments		948		1,014
Property, plant and equipment, at fair value and Goodwill		39,281		40,508
Deferred income tax and other assets(5)		2,553		833
Total Assets		$46,994		$46,267

Liabilities
Borrowings which have recourse only to assets they finance(7)		$14,995		$15,264
Accounts payable and other liabilities(8)		5,195		4,171
Deferred income tax liabilities		7,410		7,339
Shares classified as financial liabilities		12,411		10,261

Equity
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	$9,279		$9,305
Participating non-controlling interests – in a holding subsidiary held by the partnership	336		333
The partnership	(2,632)	6,983	(406)	9,232
Total Liabilities and Equity		$46,994		$46,267

Brookfield Renewable Corporation
Consolidated Statements of Income (Loss)

FOR THE PERIODS ENDED MARCH 31 UNAUDITED (MILLIONS)	Three Months Ended
	2026	2025

Revenues	$883	$907
Other income	47	23
Direct operating costs(9)	(415)	(368)
Management service costs	(46)	(23)
Interest expense	(373)	(413)
Share of losses from equity-accounted investments	(6)	(2)
Foreign exchange and financial instrument loss	(70)	(21)
Depreciation	(294)	(307)
Other	(14)	(17)
Remeasurement of financial liability associated with our exchangeable shares(16)	(2,035)	223
Income tax (expense) recovery
Current	(11)	(36)
Deferred	32	29
Net loss	$(2,302)	$(5)
Net (loss) income attributable to:
Non-controlling interests:
Participating non-controlling interests – in operating subsidiaries	(113)	(10)
Participating non-controlling interests – in a holding subsidiary held by the partnership	(3)	—
The partnership	(2,186)	5
	$(2,302)	$(5)

Brookfield Renewable Corporation
Consolidated Statements of Cash Flows

FOR THE PERIODS ENDED MARCH 31 UNAUDITED (MILLIONS)	Three Months Ended
	2026	2025
Operating activities
Net loss	$(2,302)	$(5)
Adjustments for the following non-cash items:
Depreciation	294	307
Unrealized foreign exchange and financial instruments loss	85	2
Share of losses from equity-accounted investments	6	2
Deferred income tax recovery	(32)	(29)
Other non-cash items	19	51
Remeasurement of financial liability associated with our exchangeable shares(16)	2,035	(223)
	105	105
Net change in working capital and other(10)	(48)	5
	57	110
Financing activities
Non-recourse borrowings and related party borrowings, net	41	152
Capital contributions from participating non-controlling interests	305	101
Issuance of exchangeable shares, net	115	—
Distributions paid:
To participating non-controlling interests	(284)	(149)
	177	104
Investing activities
Investment in property, plant and equipment	(195)	(248)
Investment in equity-accounted investments	(15)	(20)
Restricted cash and other	(41)	16
	(251)	(252)
Cash and cash equivalents
Decrease	(17)	(38)
Foreign exchange gain on cash	8	27
Net change in cash classified within assets held for sale	(22)	1
Balance, beginning of period	682	624
Balance, end of period	$651	$614

RECONCILIATION OF NON-IFRS MEASURES

The following table reconciles Net income (loss) to Funds From Operations:

FOR THE PERIODS ENDED MARCH 31 UNAUDITED (MILLIONS)	Three Months Ended
	2026	2025

Net loss	$(2,302)	$(5)
Add back or deduct the following:
Depreciation	294	307
Deferred income tax recovery	(32)	(29)
Foreign exchange and financial instruments loss	70	21
Other(17)	103	50
Dividends on BEPC exchangeable, class A.2 exchangeable shares and exchangeable shares of BRHC(18)	71	163
Remeasurement of financial liability associated with our exchangeable shares(16)	2,035	(223)
Amount attributable to equity accounted investments and non-controlling interests(19)	(68)	(145)
Funds From Operations	$171	$139

Cautionary Statement Regarding Forward-looking Statements

This news release contains forward-looking statements and information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words “will”, “intend”, “should”, “could”, “target”, “growth”, “expect”, “believe”, “plan”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the quality of Brookfield Renewable’s and its subsidiaries’ businesses and our expectations regarding future cash flows and distribution growth. They include statements regarding Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted nature of our portfolio (including our ability to recontract certain assets), technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, future energy prices and demand for electricity, global decarbonization targets, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, you should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Renewable to differ materially from those contemplated or implied by the statements in this news release include (without limitation) our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; weather conditions and other factors which may impact generation levels at facilities; changes to government regulations, including incentives for renewable energy; adverse outcomes with respect to outstanding, pending or future litigation; economic conditions in the jurisdictions in which Brookfield Renewable operates; ability to sell products and services under contract or into merchant energy markets; ability to complete development and capital projects on time and on budget; inability to finance operations or fund future acquisitions due to the status of the capital markets; health, safety, security or environmental incidents; regulatory risks relating to the power markets in which Brookfield Renewable operates, including relating to the regulation of our assets, licensing and litigation; risks relating to internal control environment; contract counterparties not fulfilling their obligations; changes in operating expenses, including employee wages, benefits and training, governmental and public policy changes, and other risks associated with the construction, development and operation of power generating facilities. For further information on these known and unknown risks, please see “Risk Factors” included in the most recent Form 20-F of BEP and in the most recent Form 20-F of BEPC and other risks and factors that are described therein.

The foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this news release and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.

No securities regulatory authority has either approved or disapproved of the contents of this news release. This news release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Cautionary Statement Regarding Use of Non-IFRS Measures

This news release contains references to FFO and FFO per Unit, which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, FFO and FFO per Unit used by other entities. We believe that FFO and FFO per Unit are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of FFO and FFO per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure or financial data, please see “Reconciliation of Non-IFRS Measures - Three Months Ended March 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q1 2026 interim report. For a reconciliation of FFO and FFO per Unit to the most directly comparable IFRS measure or financial data, please see “Reconciliation of Non-IFRS Measures - Three Months Ended March 31” included elsewhere herein and “Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” included in our unaudited Q1 2026 interim report.

References to Brookfield Renewable are to Brookfield Renewable Partners L.P. together with its subsidiary and operating entities unless the context reflects otherwise.

Endnotes

(1)   For the three months ended March 31, 2026, average LP units totaled 305.6 million (2025: 284.9 million). For the twelve months ended March 31, 2026, average LP units totaled 292.1 million (2025: 285.1 million).

(2)   Non-IFRS measures. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)   Average Units outstanding for the three months ended March 31, 2026 were 684.4 million (2025: 662.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares. The actual Units outstanding as at March 31, 2026 were 684.1 million (2025: 662.2 million). Average Units for the twelve months ended March 31, 2026 was 670.4 million (2025: 663.2 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and GP interest.

(4)   Balance includes restricted cash, trade receivables and other current assets, financial instrument assets, and due from related parties on the consolidated statements of financial of position.

(5)   Balance includes deferred income tax assets, assets held for sale, and other long-term assets on the consolidated statements of financial position.

(6)   Balance includes current and non-current portion of corporate borrowings on the consolidated statements of financial position.

(7)   Balance includes current and non-current portion of non-recourse borrowings on the consolidated statements of financial position.

(8)   Balance includes accounts payable and accrued liabilities, financial instrument liabilities, due to related parties, provisions, liabilities directly associated with assets held for sale and other long-term liabilities on the consolidated statements of financial position.

(9)   Direct operating costs exclude depreciation expense disclosed below.

(10)   Balance includes net change in working capital, dividends received from equity accounted investments and changes in due to or from related parties on the consolidated statements of cash flows.

(11)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term and realized disposition gains and losses on equity transactions that are included within Adjusted EBITDA.

(12)   Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(13)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.

(14)   Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

(15)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares.

(16) Reflects gains (losses) on shares with an exchange/redemption option that are classified as liabilities under IFRS.

(17)   Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company's economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intent to hold over the long-term that are included in Funds from Operations.

(18)   Balance is included within interest expense on the consolidated statements of income (loss).

(19)   Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our company is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our company.

(20)   Any references to capital refer to Brookfield's cash deployed, excluding any debt financing.

(21)   Available liquidity of over $4.7 billion refers to "Part 5 - Liquidity and Capital Resources" in the Management Discussion and Analysis in the Q1 2026 Interim Report.